RALLY

Bill of Sale

As of December 14, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions Investments (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#03JORDAN2
Description:	2003-04 UD Exquisite Quad Patch #MJ Michael Jordan Game Used Patch Card graded NM-MT+ 8.5 by BGS
Total Acquisition Cost:	$ 36,000.00
Consideration: Cash (%) Equity (%) Total	$ 36,000.00 (100%) $ 0 (0%) $ 36,000.00 (100%)